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                                                                      EXHIBIT 12

                             CARRIAGE SERVICES, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (UNAUDITED AND IN THOUSANDS)

                                            1996*        1997          1998         1999         2000**
                                        --------------------------------------------------------------------
Fixed charges:
     Interest expense                    $     4,347 $    5,889    $    9,720   $    17,358  $     20,705
     Amortization of capitalized
        expenses related to debt                 150        200           150           242         1,026
     Rental expense
                                                 308        629           720           876         1,606
                                         -------------------------------------------------------------------
Total fixed charges before
     capitalized interest and
     preferred stock dividends                 4,805      6,718        10,590        18,476        23,337

Capitalized interest                             250        450           600           686           770
                                         -------------------------------------------------------------------
    Total fixed charges                        5,055      7,168        11,190        19,162         24,107

Preferred stock dividends                      1,037      1,627         1,082           167             88
                                         -------------------------------------------------------------------
    Total fixed charges
       plus preferred dividends                6,092      8,795        12,272        19,329         24,195
                                         -------------------------------------------------------------------

Earnings (loss) available for fixed charges:
Earnings (loss) before income taxes,
     extraordinary item and cumulative
     effect of change in accounting
     principle
                                                 345      8,217        17,023        19,361       (101,035)
Add fixed charges before
     capitalized interest and
     preferred stock dividends                 4,805      6,718        10,590        18,476         23,337
                                         -------------------------------------------------------------------
Total earnings (loss) available          $     5,150   $ 14,935     $  27,613      $ 37,837    $    (77,698)
                                         ===================================================================

Ratio of earnings (loss) to
     fixed charges (1)                          1.02       2.08           2.47         1.97           (3.22)
                                         ===================================================================

Ratio of earnings (loss) to fixed
     charges plus dividends (1)                 0.85       1.70           2.25         1.96          (3.21)
                                         ===================================================================

(1) For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company's Common Stock during the periods presented above.

* Earnings were inadequate to cover fixed charges. The coverage deficiency was $942,000 for 1996.
** Earnings were inadequate to cover fixed charges. The coverage deficiency was $101,893,000 for 2000.